Filed Pursuant to Rule 433

Registration No. 333-213047

Term Sheet

March 12, 2018

Issuer:	American Honda Finance Corporation

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A2 (stable outlook) Standard & Poor’s Ratings Services: A+ (negative outlook)

ISIN/Common Code/CUSIP:	XS1793316834 / 179331683 / 026657AJ5

Trade Date:	March 12, 2018

Original Issue Date:	March 19, 2018 (T+5)

Stated Maturity Date:	March 17, 2023

Principal Amount:	€500,000,000

Benchmark Government Security:	DBR 1.500% due February 15, 2023

Benchmark Government Security Yield:	-0.046%

Spread to Benchmark Government Security:	+64.4 bps

Mid-Swap Yield:	0.448%

Re-Offer Yield:	0.598%

Re-Offer Spread to Mid-Swaps:	+15 bps

Price to Public:	99.765%

Commission:	0.350%

Net Proceeds to Issuer:	99.415% / €497,075,000

Interest Rate:	0.550% per annum, accruing from March 19, 2018

All-in-Yield:	0.669%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each March 17, beginning on March 17, 2019 (short first coupon), and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts	Yes, as provided in the preliminary pricing supplement dated March 12, 2018 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption	Comparable Government Bond Rate +10 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date.

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system) or any successor thereto, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Joint Book-Running Managers:	BNP Paribas J.P. Morgan Securities plc MUFG Securities EMEA plc

Co-Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Société Générale

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

MiFID II professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

The communication of this pricing term sheet and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing term sheet relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by contacting BNP Paribas toll-free at 1-800-854-5674, J.P. Morgan Securities plc toll-free at +44-207-134-2468 or MUFG Securities EMEA plc at +44-20-7577-2206.

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